Exhibit 4.9

CONVERSION AGREEMENT

This Agreement executed on March 12, 2007 is made by and between Cobalis Corp., a Nevada corporation (the “Company”) with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and DLZ Consulting, LLC (the “Consultant”), with a principal place of business located at 1132 North Venetial Drive, Miami, FL 33139.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Consulting Fees Conversion: The Consultant has rendered general corporate and litigation legal services to the Company continuously from August 1, 2004 to February 28, 2007 pursuant to the consulting agreement signed on August 5, 2004, with a balance due of $189,945 (one hundred eighty-nine thousand and nine hundred forty-five) as of March 1, 2007.

The Parties hereby agree to convert the full amount due of $189,945 (one hundred eighty-nine thousand and nine hundred forty-five) into 193,821 (one hundred ninety-three thousand and eight hundred twenty-one) fully-paid and non-assessable free trading shares, at the conversion rate of $0.98 (closing price of the Company’s stock on March 9, 207) per share, upon the execution of this Agreement.

The Company agrees to take immediate steps to file S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company (Cobalis, Corp.)	The Consultant (DLZ Consulting, LLC)

/s/ Chaslav Radovich	/s/
Chaslav Radovich	David Filler
President

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